

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 24, 2006

Mr. James P. Ulm, II
Senior Vice President and Chief Financial Officer
Pogo Producing Company
5 Greenway Plaza
P.O. Box 2504
Houston, Texas 77252-2504

> **Re: Pogo Producing Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 1-7792**
> **Re: Response Letter filed August 2, 2006**

Dear Mr. Ulm:

We have reviewed your Form 10-K for the fiscal year 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Business, page 3

Domestic Onshore, Offshore and International Operations, pages 3-7

1.   We have reviewed your response number one of your letter dated August 2, 2006.
        We also note that you discuss certain individual properties throughout your
        document. For example on page five, you discuss the Los Mogotes, Hundido and
        South Hundido fields. Support for us your position that no individual property is
        of major significance and therefore your current disclosures by region sufficiently
        comply with Instruction 3 to Item 102 of Regulation S-K to provide disclosure of
        reserves, production, development and the nature of your ownership interest for
        significant individual properties. We generally do not believe that groups of
        properties, regions or countries satisfy this requirement.

Risk Factors, page 21

The Company's reserve data are estimates and should not be unduly relied upon, page 26

2.   We have reviewed your response number three from your letter dated August 2,
        2006, and note the revised disclosure in your most recent 10-Q report. As
        previously requested, please revise your 10-K report to remove the disclosure that
        investors should not unduly rely on your reserve estimates.

Supplementary Financial and Reserves Data, page 89

Estimates of Proved Reserves, page 91

3.   We have reviewed your response number six from your letter dated August 2,
        2006. The Summary to FASB 69 indicates this disclosure is supplemental oil and
        gas information. Further the disclosures provided in the SFAS 69 supplemental
        data need not agree with the information in the primary financial statements. We
        believe the elimination of reserve volumes in the periods prior to when you sold
        reserves does not satisfy the intent of the FASB 69 supplemental reserve table.
        You are to show reserves disposed of through sales on the line titled "Sales of
        minerals in place" in the reserve table. You may include a footnote to the reserve
        table explaining the differences between the financial statements and the
        supplemental reserve information. We, therefore, reissue our previous comment.

4.   We have reviewed your response number seven from your letter dated August 2, 2006. For the same reasons as the previous comment, we believe the Standardized Measure should include values for all proved reserves you owned at the end of each reporting period. Please revise your document as previously requested.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. James P. Ulm II
Pogo Producing Company
August 24, 2006
Page 4

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you
have questions related to engineering issues and related disclosures. Please contact me at
(202) 551-3740 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director